FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Kokomo Enterprises Inc.

Filer# 0-16353
Suite 1000, 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___    No     X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪	EXHIBITS

Exhibit                                31.1           Certification CEO (September 30, 2011)

Exhibit                                31.2           Certification CFO (September 30, 2011)

Exhibit                                99.1           Interim Financial Statements September 30, 2011

Exhibit                                99.2           Interim MD&A September 30, 2011

Exhibit                                99.3           News Release dated October 4, 2011

Exhibit                                99.4           News Release dated October 24, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kokomo Enterprises Inc.

By:	/s/ “Bedo H. Kalpakian”
(Signature)

President & Director

Date:  November 29, 2011.